January 17, 2025

Kristopher R. Westbrooks
Executive Vice President and Chief Financial Officer
Metallus Inc.
1835 Dueber Avenue SW
Canton, Ohio 44706

       Re: Metallus Inc.
           Form 10-K for the Year Ended December 31, 2023
           Filed February 28, 2024
           Form 8-K Furnished November 7, 2024
           File No. 001-36313
Dear Kristopher R. Westbrooks:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing